UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

NEWS

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex (America)
Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex President Foresees Darwinian Evolution
in Global Printing Business

Beijing, PRC (May 22, 2001) - "Printers will face many choices over the next decade involving business systems and new technology. Those decisions will determine the printer's success and even survival," said Mark Dance, President and COO of CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), in a speech to the 7th Annual World Print Congress in Beijing.

"It's survival of the fittest," said Mr. Dance, who likened the technological changes the industry is undergoing to a Darwinian-like evolution. The printing companies that survive the competition will be the ones that select digital prepress solutions that fully integrate their existing business operations, production, and communication systems.

"Aligning with a partner that provides integrated solutions will give the printer the best chance of success," said Mr. Dance. "CreoScitex is leading the prepress industry with integrated solutions as the global printing business undergoes this rapid evolution of digitization."

Paper will exist in our Internet world, and while print production undergoes tremendous change, it will not disappear. "The printing industry will experience growth in the packaging sector, on demand printing, in the use of color, and in demands for customization," said Mr. Dance during the CEO Forum on Trends of Technology Development. In contrast, printed encyclopedias, technical reference manuals, and directories are being replaced by digital solutions.

China is a highly strategic market for CreoScitex, which has invested in expanding the market with a highly professional team and partners. CreoScitex has a strong presence in Beijing, Shanghai and Shenzhen. In conjunction with the forum, CreoScitex is exhibiting end-to-end solutions designed for the prepress and creative markets at China Print 2001, booth 5418, from May 23-28 at the International Beijing Exhibition Center in Beijing. CreoScitex Asia Pacific will launch the EverSmart™ Supreme professional color scanner with the EverSmart™ oXYgen scanning application. For the first time in the China market, CreoScitex will present the computer-to-plate solution for the newspaper market with the Trendsetter® 2637 platesetter. CreoScitex will also exhibit Brisque™ workflow; the Dolev™ 4PRESS VXL filmsetter; the Iris® 4Print proofer; the Renaissance II copydot scanner; and the Trendsetter® 3244F platesetter.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contacts:

CreoScitex (Asia-Pacific)
Charlene Cheung
Tel: (852) 2839-8783
Fax: (852) 2890-2675
Email: charlene_cheung@creoscitex.com

CreoScitex (America)
Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: May 23, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary